VIA EDGAR

October 31, 2022

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	Abby Adams

Re:	Bon Natural Life Limited Amendment No. 1 to Registration Statement on Form F-3 Filed October 3, 2022 File No. 333-267116

Dear Ms. Adams:

We write on behalf of Bon Natural Life Limited (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated October 18, 2022, commenting on the Company’s Amended Registration Statement on Form F-3 filed October 3, 2022 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 1 to Registration Statement on Form F-3

Cover Page

1. We note your response to comment 1 and the first paragraph of added disclosure on the cover page wherein you state, “Although we own and control our PRC operating subsidiaries, investors in this offering may never hold equity interests directly in our operating entities.” Revise to clarify that the entity selling shares in this offering, the Cayman Islands entity, cannot and does not hold equity interests directly in the operating entities, but through your Hong Kong and Chinese subsidiaries, as shown in the organization chart. Also, please revise the sentence beginning: “Because all of our business operations are conducted in China through our wholly-owned subsidiaries, the Chinese government may intervene or influence the operation of our PRC operating entities . . .” to clarify cause and effect. Revise to clarify, if true, that the reason this structure is used is to provide investors with exposure to foreign investment in China based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Finally, please provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: In response to this comment, the Company has amended the Registration Statement to make clear that the Company does not directly own its operating subsidiaries, but instead controls them through its Hong Kong and PRC subsidiaries as shown in the organization chart. In addition, a cross reference to the pertinent risk factors in the Prospectus has been added after the paragraph that begins: “Because all of our business operations are conducted in China though our wholly-owned subsidiaries, the Chinese government may intervene or influence the operation of our PRC operating entities . . .”

Abby Adams United States Securities and Exchange Commission October 31, 2022 Page 2 of 3

We respectfully advise the commission that the Company’s current structure is not designed to address any prohibitions on direct foreign investment under Chinese law. The Company currently does not engage in any businesses where foreign investment is restricted under Chinese law, as the Company does not participate in any sector or industry that is “restricted” or “prohibited” from foreign investment under the “Negative List” published by China’s National Development and Reform Commission and the Ministry of Commerce.

2. We reissue comment 2 in part. Please revise the cover page to address whether and how the Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the Accelerating Holding Foreign Companies Accountable Act, and include a cross-reference to a risk factor addressing those risks.

Response: In response to this comment, the Company has amended the Registration Statement to enlarge its summary of the HFCAA and to include a discussion of AHFCAA in that cover page summary. The risk factor discussing the HFCAA (and the AHFCAA), entitled “Although the audit report included in this prospectus was issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our ordinary shares may be delisted or prohibited from trading,” remains in the Prospectus and the cross-reference to this risk factor remains in cover page. As discussed in these disclosures, the HFCAA currently has no actual effect on the Company in that it has never retained a non-U.S.-based auditor and has no intention to do so. The prospective and potential risks that could arise under the HFCAA (i.e., should the Company retain a China-based auditor and/or should the PCAOB determine that it is unable to fully inspect the Company’s auditor) are discussed in full.

3. We acknowledge your revised disclosures in response to comment 4. Please ensure that your cross-reference to the financial statements is correct.

Response: The Company’s accountant has confirmed the cross-reference to the financial statements on this matter is correct.

Prospectus Summary, page 1

4. We reissue comment 7 in part. Please revise the summary to disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company and the challenges the company may face due to legal uncertainties and jurisdictional limits.

Response: In response to this comment, the Company has amended the Registration Statement to add material below the corporate organizational chart that summarizes the difficulties in effecting service of process and/or enforcing foreign judgments in China, with a reference to the pertinent risk factor.

Abby Adams United States Securities and Exchange Commission October 31, 2022 Page 3 of 3

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.